Exhibit 99.4

STANDARD LITHIUM LTD. Appointee I/We, being holders of common shares of Standard Lithium Ltd. (the “Company”), hereby appoint: Robert Mintak, Chief Executive Officer, or, failing him, Kara Norman, Chief Financial Officer and Corporate Secretary (the “Management Appointees”) OR ____________________________________________________________________________ To attend the meeting or to appoint someone to attend on your behalf, print that name here as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual General and Special Meeting of Shareholders of the Company to be held on Tuesday, April 4, 2023, at 10:00 a.m. (Pacific time) via webcast (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. Management recommends voting FOR the following Resolutions. Please use dark black pencil or pen. FOR AGAINST 4. Approval of Amended and Restated Incentive Plan To approve the Company’s amended and restated long term incentive plan I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any instructions previously given with respect to the Meeting. If no voting instructions are indicated above, this VIF will be voted FOR a matter by the Management’s Appointees or, if you appoint another person, as such other person sees fit. On any amendments or variations proposed or any new business submitted properly before the Meeting, I/We authorize you to vote as you see fit. _________________________________________________________ __________________ Signature(s) Date Please sign exactly as your name(s) appear on this VIF. Please see reverse for additional instructions. All VIFs must be received no later than 10:00 a.m. (Pacific time) on Friday, March 31, 2023. FOR WITHHOLD 1. Appointment of Auditor To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants as the Auditor of the Company for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the Auditor FOR AGAINST 2. Election of Directors 1. Robert Cross 2. Dr. Andrew Robinson 3. Robert Mintak 4. Jeffrey Barber 5. Anthony Alvaro 6. Dr. Volker Berl 7. Claudia D’Orazio 8. Anca Rusu FOR AGAINST 3. Approval of Amended and Restated Stock Option Plan To approve the Company’s amended and restated rolling stock option plan

Voting Instruction Form (VIF) – Annual General and Special Meeting of Shareholders of Standard Lithium Ltd. to be held on April 4, 2023 at 10:00 a.m. (Pacific Time) (the “Meeting”) 1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions. 2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly. 3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the Information Circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account. 4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you. 6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by management for the Meeting. 7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof. 8. Your voting instructions will be recorded on receipt of the VIF. 9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. 10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account. 11. This VIF should be read in conjunction with the Information Circular and other proxy materials provided by management. How to Vote INTERNET • Go to www.meeting-vote.com and follow the instructions on screen. You will need your control number, which appears below your name and address on the VIF. TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-5760 and follow the voice instructions. To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this VIF. MAIL, FAX or EMAIL To vote by fax or email, complete both sides of the proxy, sign and date it and fax both sides to the transfer agent, TSX Trust at Attention: Proxy Department, 416.368.2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@tmx.com. To vote by mail, complete, sign and date the VIF and return it in the envelope provided, or send it to: TSX Trust, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada. • An undated VIF is deemed to be dated on the day it was received by TSX. If you wish to receive investor documents electronically in the future, please visit https://services.tsxtrust.com/InvestorServices/edelivery to enrol. All VIFs must be received no later than 10:00 a.m. (Pacific time) on Friday, March 31, 2023.